Moleculin Biotech, Inc.

5300 Memorial Drive, Suite 950

Houston, TX 77007

June 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Chris Edwards

Re:	Moleculin Biotech, Inc. Registration Statement on Form S-3 Registration No. 333-280064

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Moleculin Biotech, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on July 1, 2024, or as soon thereafter as possible on such date.

Very truly yours, Moleculin Biotech, Inc. By: /s/ Jonathan P. Foster Name: Jonathan P. Foster Title: Chief Financial Officer